UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 11th, 2011

Results for the fiscal year ended on December 31st, 2010

Pampa Energía S.A. ( Pampa or the Company ), announces the results for the fiscal year ended on December 31st, 2010.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that through its subsidiaries participates in the generation, transmission and distribution of electricity, announces the results for the fiscal year ended on December 31st, 2010:

Consolidated net sales of AR$4,866.9 million, in the fiscal year ended on December 31st, 2010, 18.9% greater than the AR$4,093.4 million for the same period of 2009, mainly due to 39.9% (AR$686.7 million), 0.2% (AR$0.6 million) and 4.6% (AR$95.8 million) increases in net sales from our generation, transmission, and distribution segments, respectively, partially offset by a reduction in net sales of 94.3% (AR$14.2 million) from our holding and others segment.

Consolidated EBITDA[1] of AR$641.6 million, 17.1% lower than the AR$773.5 million for the same period of 2009, mainly due to decreases of 0.5% (AR$1.3 million) and 35.7% (AR$149.6 million) in the generation and distribution segments, respectively, partially offset by an increase of 15.3% (AR$14.5 million) in the transmission segment and a decrease of 11.9% in the loss of the holding and others segment (AR$3.6 million).

Consolidated net loss of AR$46.6 million, compared to a consolidated net gain of AR$214.7 million for the same period of 2009, mainly due to a reduction in operating income, lower gains from the repurchases of our own subsidiaries debt, and the loss from the write off of the investment in San Antonio Global that was recorded in our holding and others segment during the second quarter of 2010.

Buenos Aires Stock Exchange
Ticker: PAMP

NYSE
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres. CEO
Mariano Batistella. Responsible for
Strategic Planning and Investor
Relations

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Main Results of the 4th Quarter of 20101:

Consolidated net sales of AR$1,228.6 million in the fourth quarter of 2010, 49.5% greater than the AR$821.7 million for the same period of 2009, mainly due to increases in net sales of 143.8% (AR$367.5 million), 25.3% (AR$17.7 million), and 4.4% (AR$22.1 million) from our generation, transmission, and distribution segments, respectively, that were partially offset by decreases in net sales of 30.3% (AR$0.2 million) from our holding and others segment.

Consolidated EBITDA2 of AR$130.9 million, 10.6% greater than the AR$118.4 million for the same period of 2009, mainly due to increases of 171.4% (AR$50.6 million) and 139.1% (AR$29.2 million) in our generation and transmission segments, respectively, that were partially offset by a reduction of 86.2% (AR$65.8 million) in our distribution segment and greater losses of AR$2.3 million from our holding and others segment.

Consolidated net gain of AR$35.3 million in the fourth quarter of 2010, AR$75.3 million greater than the net consolidated loss of AR$40.0 million for the same period of 2009, explained by gains in our generation (AR$17.2 million), transmission (AR$18.8 million), and holding and others segments (AR$53.4 million) that more than offset losses in our distribution segment (AR$54.1 million).

1. Subsidiaries Bonds Repurchases

     In 2010, we have continued repurchasing bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata.

     During the 2010 fiscal year, Pampa and its subsidiaries have repurchased a total of US$176 million of the principal amount of its subsidiaries bonds, of which US$123.9 million corresponds to the exchange and repurchase offer of Edenor s bonds due in 2017. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$5.5 million.

     As of December 31st, 2010, and including the repurchases made in 2008, 2009, and 2010, Pampa and its subsidiaries have repurchased a total of US$510 million of principal amount of bonds of its subsidiaries. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of December 31st, 2010:

1 The financial information presented in this document for the quarters ended on December 31st of 2010 and of 2009 are based on the financial statements prepared in accordance with Argentine GAAP corresponding to the fiscal year ended on December 31st of 2010 and of 2009, and the nine-month periods ended on September 30th of 2010 and of 2009.
2 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Bonds in US$

Subsidiary	Long-Term Notes	Maturity	Amount Issued (US$ thousands )	Amount Repurchased[1] (US$ thousands)	Amount Outstanding (US$ thousands)	Repurchase Results[2] (AR$ thousands)	Agreed rate
Transener	At par fixed rate	2016	220,000	97,200	122,800	144,098	8.875%
	At par class 63	2016	12,397	9,322	3,075		3% to 7%
Edenor	At par variable rate	2019	12,656	0	12,656	168,065	Libor + 0% to 2%
	At par fixed rate	2016	80,048	80,048	0		3% to 10%
	At par fixed rate	2017	220,000	195,243	24,757		10.5%
	At par fixed rate	2022	230,301	0	230,301		9.75%
EASA	At par fixed rate	2017	12,874	419	12,455	102,066	3% to 5%
	At discount fixed rate	2016	84,867	83,659	1,208	0	2,125% to 7%
CTG	At par fixed rate	2013	6,069	1,887	4,182	17,861	2.0%
	At par fixed rate	2017	22,030	18,196	3,834	0	10.5%
Loma de la Lata[4]	At discount fixed rate	2015	189,299	24,264	165,035	9,164	11.5%
Total			1,090,541	510,238	580,303	441,254
[1] 100%, not adjusted for minority interests.
[2] Includes AR$435.8 million accumulated as of December 31st, 2009. Does not include income tax expense and minority interests.
[3] Amount issued refers to the amount outstanding as of December 31st, 2008.
[4] Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount Issued (AR$ thousands)	Amount Repurchased (AR$ thousands)	Amount Outstanding (AR$ thousands)	Repurchase Results (AR$ thousands)	Agreed rate
Edenor	At par variable rate	2013	58.236(1)	0	58.236(1)	0	Badlar Privada + 6,75%
CPB	Short-term note	2010	66,295	0	66,295	0	Badlar Privada + 3,00%
	Short-term note	2011	80,000	0	80,000		Badlar Privada + 3,00%
Total			146,295	0	146,295	0
[1] Debt remaining as of 12/31/2010

     It is important to note that the funds for these repurchases were raised through various shareholders capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Meanwhile, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the fourth line.

     From January 1, 2011 until the date of this press release, Pampa and its subsidiaries have repurchased a total of US$18 million of principal amount of bonds and have sold bonds of subsidiaries acquired since 2008, for a total amount of US$55 million of principal value.

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2. Relevant Events

2.1 | Acquisition of Assets

2.1.1 | Acquisition of Assets of AEI in Argentina

     On January 19, 2011, Pampa accepted an offer from a group of subsidiaries of AEI (the Sellers ) to acquire whether directly or through its subsidiaries 100% of the equity of AESEBA S.A. ( AESEBA ), a company which owns 90% of the equity and voting rights of Empresa Distribuidora de Energía Norte S.A. ("EDEN"), an electricity distribution company with a concession area in the north and center of Buenos Aires province; and 77.2% of the equity and voting rights of Empresa Distribuidora Eléctrica Regional S.A. ("EMDERSA"). EMDERSA is the controlling company of Empresa Distribuidora San Luis S.A. ( EDESAL ), Empresa Distribuidora de Electricidad de La Rioja S.A. ("EDELAR") and Empresa Distribuidora de Electricidad de Salta S.A. ( EDESA ), among other companies. The agreed price was US$90 million for the equity of EMDERSA and US$50 million for the equity of AESEBA. In virtue of maximizing synergies and optimizing Pampa s financial position, Pampa made a non consideration offer to Edenor pursuant to which said subsidiary would acquire these shareholdings. The offer was accepted by Edenor on March 4, 2011, date in which said operation was also closed. Within said offer, Pampa Energía and Edenor agreed that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, Pampa Energía will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to the Sellers for any of those shares. Edenor also agreed to assume the obligation to carry out, according to current legislation, the public tender offer for acquisition of shares of EMDERSA owned by minority shareholders that, due to the change in control of EMDERSA, it is required to do.

     Also, on January 27, 2011, Pampa closed the acquisition from AEI of 100% of the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S. A (“CIESA”), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA, together with the rights over certain current lawsuits related to the Bonds, certain CIESA„s debt restructuring agreements, and civil responsibility of diverse parties. The Bonds were to be cancelled on April 22, 2002, and have a principal amount of U$$199.6 million plus accrued interest, which together with the other liabilities acquired adds up to around U$$325 million. The acquisition of the CIESA debt and the aforementioned rights was done for an amount of US$136 million, with the intention to re-implement the restructuring agreement signed on September 1, 2005 between CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A. (“EPCA”), ABN AMRO Bank N. V. Sucursal Argentina and the financial creditors, under which the latter would obtain 50% of CIESA.s equity, which would control 51% of TGS, or another agreement that may allow Pampa to obtain similar benefits. In this way, CIESA would finally end the default process to which it has been subject for eight years, something that the Company hopes could result in tangible benefits for CIESA, TGS, the shareholders of both companies and the users of the public service provided by TGS under the terms of its license.

     Lastly, Pampa has obtained an option to acquire the rights over the lawsuit that Ponderosa Assets L. P. and Enron Creditors Recovery Corp have initiated against the Argentine Republic before the International Centre for Settlement of Investment Disputes ( ICSID ) of the World Bank.

2.1.2 | Acquisition of Shares of Enron Pipeline Company Argentina S.A. ( EPCA )

     On January 28, 2011, Pampa accepted an offer to acquire all of the shares issued by Enron Pipeline Company Argentina S.A. ( EPCA ), a company which owns 10% of the share capital of Compañía de Inversiones de Energía S.A. ( CIESA ), which in turn owns 55.3% of the share capital of Transportadora de Gas del Sur S.A. ( TGS ). The total agreed price is US$29 million. As of today, the operation s closing is pending.

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2.2 | Agreements Related to Petrolera Pampa and Central Térmica Loma de la Lata ( CTLLL )

2.2.1 | Termination of Investment Agreement with YPF

     On November 26, 2010 in view of the lack of response to our request to extend the period for fulfillment of the stipulated conditions precedent, the Investment Agreement regarding the exploitation block known as Rincón del Mangrullo dated November 19, 2009, has expired.

2.2.2 | Signing of Contract for Purchase of Gas Plus and Partnership with Apache

     On December 1, 2010, Pampa, through its subsidiaries Petrolera Pampa S.A. and Central Térmica Loma de la Lata S.A. ( CTLLL ), celebrated an investment agreement with Apache Energía Argentina S.R.L. ( Apache ) to jointly engage in the development and exploitation of unconventional gas repositories.

     The partnership with Apache will allow the production of 700,000 m3 per day of non conventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro. Pampa would invest approximately US$20 million during the next three years, representing 15% of the necessary investments for the development of said gas production, allowing Pampa to obtain its proportional participation in the production. All of this production will be assigned to the supply of CTLLL.

     On August 5, and CTLLL signed an agreement with Apache for the purchase of Gas Plus, for a period of three years, of 800,000 m3/day at a price of US$5.00 per MM BTU.

     The agreements mentioned above guarantee the supply of 1,500,000 m3/day of Gas Plus that will be assigned to the consumption of CTLLL.

2.2.3 | Investment Agreement in the El Mangrullo Exploitation Block and Contract Negotiation for the Purchase of Gas Plus between CTLLL and Petrobras

     On December 7, 2010, Pampa, through its subsidiaries Petrolera Pampa and CTLLL, has entered into an investment agreement with Petrobras Argentina S.A. ( Petrobras ) for the El Mangrullo field located in the province of Neuquén, under which Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose at wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

     As a consideration for said acquisition, Pampa has committed to invest up to US$16 million on the drilling of those wells. The parties have estimated to obtain a total natural gas production of 400,000 m3/day from the wells under the Gas Plus Program, which will be allocated to the supply of CTLLL.

     Moreover, the parties are negotiating a 400,000 m3/day Gas Plus contract, which is one of the conditions precedent to the investment agreement described above.

2.3 | Technical Problems in the Steam Turbine at Central Térmica Loma de la Lata ( CTLLL )

     Due to some technical problems detected in the Steam Turbine unit, which composes part of CTLLL s installed capacity expansion project, the commissioning for the commercialization of the combined cycle has been postponed. The contractor of the project, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. Unión Transitoria de Empresas ( UTE ), has set forth a timeline over which CTLLL has requested greater accuracy and the best efforts to reduce the time necessary, estimating that the commercial operations date could be delayed until the end of the second quarter of 2011, approximately.

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     As a consequence, CTLLL has begun to take the steps necessary to collect both the contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies.

2.4 | Agreements Related to the Recognition of Costs

2.4.1 | Agreements Related to Transener and Transba

     On May 12, 2009, Transener and Transba entered into a financing agreement with CAMMESA, for an amount up to AR$59.7 million and AR$30.7 million, respectively. On January 5, 2010, an extension of said agreement was subscribed for up to AR$107.7 million and AR$42.7 million, for Transener and Transba, respectively.

     The financing agreement contemplates the possibility of a pre-cancellation, in case that the ENRE orders the retroactive payment owed to Transener and Transba, in concept of variations of costs since 2005 up to date.

     On December 21, 2010, Transener and Transba entered into Instrumental Agreement with the SE and ENRE, establishing:

i. The recognition of Transener and Transba s rights to collect the amounts resulting from cost variations during the period of June 2005 November 2010;

ii. The cancellation of the financing received from CAMMESA by virtue of Resolution SE 146/02;

iii. A mechanism for the cancellation of pending balances during 2011;

iv. An additional financing amount to be destined to investments in the transmission system for the amount of AR$34.0 million for Transener and AR$18.4 million for Transba;

     In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs occurred during the period June 2005 – November 2010. As of January 17, 2011 (date of calculation), said amounts were AR$265.2 million of capital and AR$148.0 million of interests. The results arising from the recognition of the variations of costs by the SE and the ENRE have been registered in the financial statements of Transener and Transba up to the amounts collected as of December 31, 2010, through the financing of CAMMESA. Consequently, net revenues for AR$61.9 million and interest income for AR$80.7 million have been registered.

     As of December 31, 2010, Transener initiated conversations with CAMMESA in order to carry out the instrumentation of the Instrumental Agreement, through a new addenda to the financing agreement entered into with this entity on May 12, 2009.

By virtue of the Instrumental Agreement and subject to its fulfillment, Transener and Transba abandoned the judicial claims, requesting the recognition of major costs and the need of calling a Public Hearing in order to carry out the full tariff review.

2.4.2 | New Scheme of Cost Recognition and Remunerations for Generators

     On November 25, 2010, the Secretariat of Energy ( SE ) and representatives of various groups of the electricity generation1 sector, including Pampa Energía, entered into the Agreement

1 Other than Pampa Energía, the following economic groups were represented: AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú y Energía del Sur S.A.

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for the Management and Operations of Projects, Increase of the Availability of Thermal Generation and Adaptation of the Remuneration of Generation 2008-2011 .

     Said Agreement has the goal to continue with the process of adapting the Wholesale Electricity Market (“WEM”), to make viable new generation capacity additions to cover increases in demand of energy and power in said market; to determine a mechanism for the cancelation of the Credits for Sales with Due Date To Be Determined (“LVFVDs”) of the generators corresponding to receivables from the period between January 1, 2008 and December 31, 2011; and finally, to establish the recognition of the remuneration corresponding to the Generators.

     In order to increase the installed capacity of the WEM, it is anticipated the analysis of generation projects whose execution will be financed with the funds from the “Transitory Charge for the Establishment of the Fund Agreement 2008-2011” to be implemented by the SE, and from the repayment of the contributions collected according to point 2 of subsection d) of article 4 of the “Definitive Agreement for the Management and Operation of the Projects for the Re-adaptation of the WEM in the framework of Resolution SE 1427/2004”. The Generators will be in charge of the construction of these projects based on the availability of said corresponding financing.

     It should be noted that on January 13, 2011, the SE set forth Resolution N° 3 of 2011, by virtue of which it establishes “ad-referendum” by the Ministry of Federal Planning, Public Investment and Services, to extend the application of the charge established by Resolution N° 1866 of November 29, 2005 of this SE for a period of 120 months beginning January 1, 2011 and with a value of AR$3.60 per MWh.

     For the repayment of the LVFVDs of Generators corresponding to receivables for the period between January 1, 2008 and December 31, 2011, it was agreed that said credits would be canceled through a Provision Agreement within the framework of Res. SE 220/07 to be entered into by the new generation plants that generators may build according to what was described above.

     LVFVDs that the Generators include under the Agreement will be converted to United States dollars at the exchange rate of the date of the signing of the Agreement and will have interest added pursuant to art. 3 of the Res. 406/03. The amount resulting from this calculation will bear from the signing of the Agreement an annual interest equivalent to applying a rate of LIBOR 30 days plus 5%.

     The amounts corresponding to the LVFVDs will be collected in 120 monthly equal and consecutive installments starting from the commercial operation date of the projects that are constructed within the framework of the Agreement through the Provision Agreements.

     With respect to the remuneration to be recognized to the Generators adhering to the Agreement, the agreement includes an increase in the remuneration of the installed capacity to values that range from AR$30 per MW-hrp to AR$42-hrp according to the corresponding generation technology (Gas Turbine, Steam Turbine, or Combined Cycle), subject to an availability equal or superior to the Target Availability. Therefore, if the Target Availability is met, the remuneration of the installed capacity of Central Térmica Piedra Buena would amount to AR$35 per MW-hrp, that of Central Térmica Güemes would amount to an average of AR$38.5 per MW-hrp, and that of Central Térmica Loma de la Lata would amount to AR$35 per MW-hrp.

     Additionally, it was agreed to recognize to the Generators an increase in the maximum recognized values of operation and maintenance costs1 in those months in which the plant verifies an average availability superior to the Target Availability. Said values will not be considered in the determination of the variable cost of production for dispatch, nor will they be included in the calculation of the Spot Price.

     It is worth noting that the increase in the remuneration of capacity as well as the recognition of additional costs for operation and maintenance will be recognized beginning with the signing of the Agreement, dated November 25, 2010. As of December 31, 2010 Pampa Energia and its generation subsidiaries have recognized revenues pursuant to the mentioned agreement that amount to AR$8.8 million. However, on February 3, 2011, through Note N¨¬ 924, the SE instructed CAMMESA to consider in the WEM.s economic transactions the remunerative concepts provided in the Agreement like LVFVDs, until the complementary addenda are executed.

1 In the case of generation with liquid fuels an additional AR$8/MWh will be added, while in the case of generation with natural gas the increase is equal to AR$4/MWh. Before the subscription of the Agreement, the maximum recognized value for generation with liquid fuels was AR$12.96/MWh and for generation with natural gas ranged between AR$7.96/MWh and AR$10.81/MWh based on the corresponding technology and power.

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     Finally, as a consequence of the Agreement, the receivables of Hidroeléctrica Los Nihuiles S.A. (“HINISA”), subsidiary of Pampa Energía S.A., that were part of the amounts paid under the subsection c) of the Resolution 406/203, will begin to be part of the amounts paid related to the subsection e) of the art. 4 of the cited resolution, modifying therefore, the order of priority of payment of such receivable in benefit of HINISA. Beginning with this modification the receivables of HINISA will be paid jointly with the variable production costs.

2.5 | Other Relevant Events

2.5.1 | Financing from CAMMESA to Central Térmica Piedra Buena ( CPB )

     On September 28, 2010, the SE instructed CAMMESA, through Note 6157/10, to call Generation Agents of the WEM with steam thermal generation units to propose projects that could result in increasing the generation power availability of their units, such projects to be completed prior to the winter of 2011.

     As a result, in October 2010 CPB formalized its project proposals to CAMMESA to achieve an increase in its generating capacity availability, being confirmed by CAMMESA on October 28, 2010 and approved by the SE through Note 7375/10 on November 6, 2010, who instructed CAMMESA to grant the financing required under resolution SE 146/02 and the Notes 6157/10 and 7375/10. The project proposals presented by CPB amounts to AR$63.2 million.

     The funds from the agreement will be used to cover a portion of the projects and/or maintenance that will allow an increase of CPB steam units. availability and will be collected via advance payments and partial advancements based on the progress of the projects. certification and subject to the availability of funds of CAMMESA. As of December 31, 2010, CPB has received from CAMMESA partial advancements for a total of AR$21 million.

2.5.2 | Holding of Edenor Common Shares

     As of December 31, 2010 Pampa Inversiones maintained 19,449,074 common class B shares of Edenor and 839,272 ADRs (equivalent to 16,785,580 shares) acquired in market transactions, equivalent to 4.04% of the capital of said company.

     Since January 1, 2011 and until today, Pampa Inversiones has sold 97,906 ADRs (equivalent to 1,958,120 shares) in different market transactions. As a consequence of the transactions mentioned, Pampa Inversiones decreased its ownership to 3.82% in the equity of Edenor.

2.5.3 | Declaration of Advance Dividend

     In order to preserve its equity value and to ensure equal treatment amongst its shareholders, Pampa decided to implement, once again, a procedure that it believes is useful and efficient and that consist in declaring an early dividend against which it will compensate for the personal asset tax amounts that Pampa has to pay to the Argentine tax authority for the fiscal period of 2010, corresponding to its shareholders.

     Pampa has declared an early dividend of AR$18,111,204.12, or AR$0.014 per common share. As of the first working day of 2011, registered coupons were issued representing this early dividend, with a payment date of March 28, 2011, date by which the definitive amount of the tax payment will be known. The coupons have a trading restriction until the payment date to preserve the identity of

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the shareholders subject to the tax as well as the identity of the shareholders entitled to the dividend. Pampa s shares thus trade ex coupon from the first working day of 2011.

     On March 28, 2011, Pampa will pay the dividend to the shareholders and will withhold the corresponding amount of personal asset tax from those shareholders who are subject to the tax. Argentine companies and holders of common shares from Switzerland, Chile and Spain are not subject to this tax (ADS holders are taxed in all cases).

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	12.31.10		12.31.10
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	208,715,476	Accounts payable	651,057,807
Short-term Investments	961,538,811	Financial debt	668,299,691
Trade receivables, net	793,417,597	Salaries and social security payable	237,145,443
Other receivables, net	322,266,583	Tax payable	171,295,524
Inventories	29,678,642	Other liabilities	53,404,585
Other assets	128,091,604	Provisions	57,976,586
Total current assets	2,443,708,713
		Total current liabilities	1,839,179,636

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables	237,091,115	Accounts payable	78,086,367
Long-term Investments	481,680	Financial debt	1,994,572,167
Other receivables, net	246,627,684	Salaries and social security payable	70,661,349
Inventories	638,632	Taxes payable	575,570,054
Fixed assets, net	6,563,165,793	Other payables	985,110,326
Intangible assets, net	268,206,304	Provisions	11,326,505
Other assets	90,286,475	Total non-current liabilities	3,715,326,768
Sub-total non-current assets	7,406,497,683	Total liabilities	5,554,506,404

Goodwill, net	572,704,466	Minority interest	1,587,453,391

Total non-current assets	7,979,202,149	Shareholders equity	3,280,951,067

Total assets	10,422,910,862	Total liabilities, minority interest and shareholders equity	10,422,910,862

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3.2 | Consolidated Income Statements (AR$)

	Fiscal year ended December 31 of
	2010	2009
Sales revenue	4,866,925,429	4,093,439,873
Cost of sales	(3,987,967,830)	(3,192,146,239)
Gross profit	878,957,599	901,293,634
	-	-
Selling expenses	(210,043,525)	(154,663,071)
Administrative expenses	(366,835,721)	(302,748,889)
Goodwill amortization	(19,964,093)	(20,004,543)
Operating income	282,114,260	423,877,131
	-	-
Financial and holding results generated by assets:
Interest income	90,179,841	38,654,815
Taxes and commissions	(67,112,504)	(78,035,607)
Foreign currency exchange difference	24,857,026	80,313,136
Result of receivables measured at present value	7,373,095	11,765,722
Holding results of financial assets	54,456,618	128,453,780
Impairment of Investments	(77,946,474)	-
Impairment of fixed assets and other assets	-	(18,502,059)
Result of holding in other assets	-	12,196,568
Other financial results	1,468,984	5,434,015
Sub-total	33,276,586	180,280,370
	-	-
Financial and holding results generated by liabilities:
Interest expense	(205,594,144)	(189,474,815)
Foreign currency exchange difference	(71,795,803)	(178,701,629)
Financial debt repurchase results	5,496,554	245,462,895
Other financial results	(11,960,937)	(9,183,303)
Sub-total	(283,854,330)	(131,896,852)
Total financial and holding results, net	(250,577,744)	48,383,518
	-	-
Other income and expenses, net	6,157,329	(2,010,213)
	-	-
Income before income taxes and minority interest	37,693,845	470,250,436
	-	-
Income tax and tax on assets	(74,280,606)	(160,202,472)
	-	-
Minority interest	(9,974,279)	(95,311,143)
	-	-
Net income	(46,561,040)	214,736,821

Basic income per share	(0.0354)	0.1544
Diluted income per share	(0.0315)	0.1453

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3.3 | Consolidated Income Statements 4Q10 and 4Q09 (AR$)

	4Q10	4Q09
Sales revenue	1,228,627,809	821,714,529
Cost of sales	(1,019,179,620)	(656,844,842)
Gross profit	209,448,189	164,869,687
	-	-
Selling expenses	(59,963,338)	(44,751,887)
Administrative expenses	(108,084,582)	(83,426,741)
Goodwill amortization	(5,002,646)	(5,002,595)
Operating income	36,397,623	31,688,464
	-	-
Financial and holding results generated by assets:
Interest income	55,589,045	3,971,957
Taxes and commissions	(12,024,813)	(31,809,349)
Foreign currency exchange difference	(1,913,840)	2,910,111
Result of receivables measured at present value	(5,277,432)	3,751,395
Holding results of financial assets	52,611,919	6,323,769
Impairment of Investments	-	(322,916)
Other financial results	(5,788,822)	19,425,970
Sub-total	83,196,057	4,250,937
	-	-
Financial and holding results generated by liabilities:
Interest expense	(70,302,103)	(28,435,969)
Foreign currency exchange difference	(11,413,797)	2,592,715
Financial debt repurchase results	(6,927,142)	633,130
Other financial results	(5,453,480)	(505,057)
Sub-total	(94,096,522)	(25,715,181)
Total financial and holding results, net	(10,900,465)	(21,464,244)
	-	-
Other income and expenses, net	9,425,006	(11,006,146)
	-	-
Income before income taxes and minority interest	34,922,164	(781,926)
	-	-
Income tax and tax on assets	(7,226,566)	(30,735,064)
	-	-
Minority interest	7,588,471	(8,444,091)
	-	-
Net income	35,284,069	(39,961,081)

Basic income per share	0.0269	(0.0358)
Diluted income per share	0.0246	(0.0372)

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3.4 | Summary of Consolidated Cash and Consolidated Financial Debt (AR$)

Cash (1) (as of December 31, 2010)	Consolidated Financial Statements	Ownership Adjusted
Generation	200,983,812	185,473,992
Transmission	52,414,771	27,596,377
Distribution	660,062,431	367,229,111
Holding and Others	256,793,273	256,793,273
Total	1,170,254,287	837,092,753
(1) Includes cash and current bank investments from the consolidated balance.

Bank and Financial Debt (as of December 31, 2010)	Consolidated Financial Statements	Ownership Adjusted
Generation	1,122,884,332	1,109,176,929
Transmission	231,651,801	121,964,673
Distribution	1,140,617,176	656,778,045
Holding and Others	167,718,549	167,718,549
Total	2,662,871,858	2,055,638,195

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4. Summary of Electricity Generation

The following table summarizes Pampa s electricity generation assets:

	Hidroelectric		Thermal			Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	553	620	2,187
Maket Share	0.9%	1.4%	1.3%	2.0%	2.2%	7.8%

Net Generation Jan-Dec 2010 (GWh)	778	538	1,533	448	2,646	5,943
Maket Share	0.7%	0.5%	1.4%	0.4%	2.3%	5.3%
Sales Jan-Dec 2010 (GWh)	1,080	851	2,523	527	3,481	8,463

Net Generation Jan-Dec 2009 (GWh)	854	600	1,699	926	2,390	6,469
Variation Net Generation 2010 - 2009	-8.9%	-10.3%	-9.8%	-51.6%	10.7%	-8.1%
Sales Jan-Dec 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,802

Average Price Jan-Dec 2010 (AR$ / MWh)	158.7	183.2	217.3	285.2	394.4	283.5
Average Gross Margin Jan-Dec 2010 (AR$ / MWh)	54.4	55.0	56.5	12.1	24.4	40.1
Average Gross Margin Jan-Dec 2009 (AR$ / MWh)	60.3	65.4	77.9	21.3	13.8	42.6
	0	0	0	0	0	0.0
	0	0	0	0	0	0
Net Generation 4Q 2010 (GWh)	210	144	450	64	497	1,365
Maket Share	0.7%	0.5%	1.6%	0.2%	1.7%	4.8%
Sales 4Q 2010 (GWh)	286	222	890	113	760	2,270

Net Generation 4Q 2009 (GWh)	233	166	376	74	10	859
Variation Net Generation 4Q10 - 4Q09	-9.9%	-13.1%	19.8%	-14.6%	4800.2%	58.9%
Sales 4Q 2009 (GWh)	311	245	643	83	267	1,548

Average Price 4Q 2010 (AR$ / MWh)	154.6	170.6	224.3	530.5	363.4	272.1
Average Gross Margin 4Q 2010 (AR$ / MWh)	53.1	44.5	63.4	13.5	8.3	39.3
Average Gross Margin 4Q 2009 (AR$ / MWh)	52.8	52.9	55.8	85.2	-65.6	35.4

Source: Pampa Energía S.A. and CAMMESA
Note: Gross Margin before charge for amortization and depreciation. CTG includes results for Powerco. The installed capacity of CTLLL includes
178 MW of the combined cycle that we estimate will commence commercial operations during the second quarter of 2011.

     The generation of the fourth quarter of 2010 was 58.9% greater than the fourth quarter of 2009, mainly due to an increase of 487 GWh in the generation of Central Térmica Piedra Buena. Said increase is explained mainly by a greater requirement of operation with liquid fuels, since there was a lesser use of the hydroelectric generation system in 2010.

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5. Central Térmica Loma de la Lata ( CTLLL ) Expansion Project

Pampa Energía is expanding Loma de la Lata s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant.

The project will require an estimated investment of US$233 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE N° 220/2007.

Due to some technical problems detected in the Steam Turbine unit, which composes part of CTLLL s installed capacity project, the commercial operation date of the combined cycle has been postponed. The contractor of the project, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. Unión Transitoria de Empresas ( UTE ) has provided a timeline of which CTLL has requested greater accuracy and the best efforts to reduce the time necessary to correct the technical problems, estimating that the commercial operation date could be delayed until the end of the second quarter of 2011, approximately. Therefore, the Company has begun to take the steps necessary to collect both the contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies.

The following table summarizes the current status of Pampa s expansion projects:

Project	Location	New Capacity (MW)	Total Investment (US$ MM)	Invested as of Dec '10 (US$ MM)	Fuel	Estimated Commercial Operations Date
CTG	Salta	100	69	69	Natural Gas(1)	Completed
Loma de la Lata	Neuquén	178	233	220	Combyned Cycle, no additional gas required	2Q 2011
Total		278	302	289

(1) Provision guaranteed by natural gas royalty assignment agreements.

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6. Results Analysis for the Fourth Quarter Ended on December 31st, 2010 Compared to the Fourth Quarter Ended on December 31st, 2009

     During the fourth quarter of 2010, we recorded consolidated net sales of AR$1,228.6 million, 49.5% greater than the AR$821.7 million for the same period of 2009, mainly due to increases in net sales of 143.8% (AR$367.5 million), 25.3% (AR$17.7 million) and 4.4% (AR$22.1 million) from our generation, transmission, and distribution segments, respectively, that compensated for decreases in net sales of 30.3% (AR$0.2 million) from our holding and others segment.

     Consolidated EBITDA1 for the fourth quarter of 2010 amounted to AR$130.9 million, 10.6% greater than the AR$118.4 million for the same period of 2009, mainly due to increases of 171.4% (AR$50.6 million) and 139.1% (AR$29.2 million) in our generation and transmission segments, respectively, partially offset by a decrease of 86.2% (AR$65.8 million) in our distribution segment and an increased loss of AR$2.3 million in our holding and others segment.

     Finally, we recorded a consolidated net gain of AR$35.3 million in the fourth quarter of 2010, compared with a consolidated net loss of AR$40.0 million in the same period of 2009, explained by gains in our generation (AR$17.2 million), transmission (AR$18.8 million), and holding and others (AR$53.4 million) segments that more than offset losses in our distribution segment (AR$54.1 million).

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment

				Fiscal year ended on December 31 of:
Generation Segment, Consolidated (AR$ millones)	4Q10	4Q09	Change	2010	2009	Change
Sales revenue	623.0	255.6	143.8%	2,410.0	1,723.3	39.9%
Cost of sales	(527.6)	(212.1)	148.7%	(2,059.7)	(1,395.6)	47.6%
Gross profit	95.5	43.5	119.6%	350.3	327.7	6.9%

Selling expenses	(5.4)	(3.0)	81.2%	(15.4)	(15.7)	-1.9%
Administrative expenses	(28.7)	(25.4)	12.7%	(112.1)	(82.8)	35.5%
Goodwill amortization	(3.8)	(3.8)	0.0%	(15.2)	(15.2)	0.0%
Operating income	57.6	11.3	411.6%	207.6	214.0	-3.0%

Financial and holding results:
Generated by assets	2.0	(11.0)	NA	42.2	70.1	-39.8%
Generated by liabilities	(26.3)	0.7	NA	(105.3)	(116.4)	-9.6%
Other income and expenses, net	12.3	(2.5)	NA	17.0	(2.7)	NA

(Loss) Gain before income tax and minority interest	45.6	(1.6)	NA	161.5	165.0	-2.1%

Income tax	(18.2)	(4.7)	283.0%	(63.4)	(68.5)	-7.4%

Minority interest	(10.2)	(5.1)	100.0%	(39.9)	(38.6)	3.4%

Net income (Loss) for the period	17.2	(11.5)	NA	58.1	57.9	0.4%

EBITDA[1]	80.1	29.5	171.4%	289.9	291.3	-0.5%

     Net sales in the fourth quarter of 2010 from our generation activities increased by 143.8% to AR$623.0 million from AR$255.6 million for the same period of 2009, mainly due to an increase in the amount of electricity sold and an increase in the average electricity prices. Net consolidated sales of the segment include sales of energy and services, and we eliminate the intercompany sales within the segment. In the fourth quarters of 2010 and 2009 energy sales were AR$617.7 million and AR$252.2 million, respectively, sales of services (from Pampa Generación) were AR$21.3 million and AR$15.8 million, respectively, and intercompany eliminations for sales of services were AR$15.9 million and AR$12.5 million, respectively. The AR$365.5 million increase in energy sales was mainly due to the increase in the average electricity prices calculated for our subsidiaries (AR$272.1 per MWh for the fourth quarter of 2010, compared to AR$162.9 per MWh for the same period of 2009, that would represent an increase in sales of AR$169.0 million), added to the effect of the increase in the quantity of electricity sold (2,270.3 GWh in the fourth quarter of 2010, compared to 1,548.4 GWh for the same period of 2009, that would represent an increase in sales of AR$196.5 million). Average electricity prices increases reflect the impact of fuel cost increases at our thermal units (especially the greater consumption of fuel oil at our Piedra Buena unit) between the periods compared. The increase in the electricity sold is explained mainly by a greater dispatch of some of our thermal units (Güemes and especially Piedra Buena which in 4Q2010 sold 760.5 GWh compared with 266.8 GWh in 4Q2009. The majority of this generation at Piedra Buena was produced consuming fuel oil). In the fourth quarter of 2010 electricity sales include the following sales under Note 6866: Güemes 260.5 GWh, Loma de la Lata 40.6 GWh, and Piedra Buena 61.0 GWh. Furthermore, pursuant to the Agreement for the Management and Operations of Projects, Increase of the Availability of Thermal Generation and Adaptation of the Remuneration of Generation 2008-2011 , signed on November 25, 2010, Pampa and its generation subsidiaries have recorded, as of December 31, 2010, revenues related to the agreement of AR$8.8 million, for which payment is still pending (See section 2.4.2 for further details).

     The cost of sales increased by 148.7% to AR$527.6 million in the fourth quarter of 2010 from AR$212.1 million in the same period of 2009, primarily due to AR$171.2 million increase in the cost of liquid fuels (due to the increased consumption at our Piedra Buena unit in the fourth quarter of

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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2010), an increase of AR$114.9 million in the cost of natural gas consumed, an increase in the cost of electricity purchased of AR$26.9 million, and increases in our personnel costs of AR$4.0 million.

     Therefore, the gross profit related to our generation activities increased by 119.6% to AR$95.5 million in the fourth quarter of 2010 from AR$43.5 million in the same period of 2009, mainly due to the greater volume of electricity sold and higher average electricity prices that were partially compensated by the increase in cost of sales. The gross margin related to our generation activities decreased by 9.9% to 15.3% over sales for the fourth quarter of 2010 from 17.0% over sales for the same period of 2009 due to the greater average cost of purchases of energy to fulfill contracts and the impact of fixed operating costs within the segment.

     The selling expenses increased to AR$5.4 million in the fourth quarter of 2010 from AR$3.0 million in the same period of 2009. In addition, administrative expenses increased to AR$28.7 million for the fourth quarter of 2010 from AR$25.4 million in the same period of 2009.

     The operating income related to our generation activities increased by 411.6% to AR$57.6 million for the fourth quarter of 2010, from AR$11.3 million in the same period of 2009. The total operating margin related to our generation activities increased by 109.8% to 9.2% over sales for the fourth quarter of 2010 from 4.4 % over sales for the same period of 2009, mainly as a consequence of the increase in selling and administrative expenses being smaller than the increase in gross profit.

     Consolidated EBITDA1 associated with our generation activities increased 171.4% to AR$80.1 million in the fourth quarter of 2010, compared to AR$29.5 million in the same period of 2009.

     Financial and holding results, net, related to our generation activities represented a loss of AR$24.3 million for the fourth quarter of 2010 compared to a loss of AR$10.3 million for the same period of 2009. The results for the current quarter are primarily due to losses generated by net interest expenses (AR$13.8 million) and losses generated by taxes and bank commissions (AR$6.1 million) that were partially compensated by gains from holding results on financial assets (AR$2.3 million) and others. In the same period of 2009 our generation segment registered losses generated by taxes and bank commissions (AR$22.0 million), losses from net foreign exchange differences (AR$1.8 million), and losses from impairment of assets (AR$0.3 million) that were partially offset by gains generated by net interest income (AR$8.6 million), gains from the holding of financial assets (AR$4.6 million), and gains from other results generated by assets (AR$2.0 million).

     The generation segment had other income, net of AR$12.3 million for the fourth quarter of 2010. Additionally, the generation segment recorded a charge for income taxes of AR$18.2 million for the fourth quarter of 2010 and a charge for minority interests of AR$10.2 million.

     Finally, our generation activities recorded a net gain of AR$17.2 million for the fourth quarter of 2010, compared to a net loss of AR$11.5 million for the same period of 2009.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Transmission Segment

				Fiscal year ended on December 31 of:
Transmission Segment, Consolidated (AR$ millions)	4Q10	4Q09	Change	2010	2009	Change
Sales revenue	87.7	70.0	25.3%	291.9	291.3	0.2%
Cost of sales	(38.4)	(53.7)	-28.4%	(198.6)	(220.1)	-9.7%
Gross profit	49.3	16.3	201.7%	93.2	71.2	31.0%

Selling expenses	-	-	0.0%	-	-	0.0%
Administrative expenses	(13.4)	(10.7)	25.6%	(44.7)	(37.5)	19.1%
Goodwill amortization	0.2	0.2	0.0%	0.8	0.8	6.1%
Operating income	36.0	5.8	518.2%	49.4	34.5	43.3%

Financial and holding results:
Generated by assets	37.0	(1.0)	NA	41.2	5.5	642.8%
Generated by liabilities	(8.5)	(3.6)	134.6%	(47.8)	(9.8)	NA
Other income and expenses, net	(6.1)	1.5	NA	(3.8)	4.7	NA

(Loss) Gain before income tax and minority interest	58.5	2.7	NA	39.0	35.0	11.5%

Income tax	(23.1)	0.6	NA	(21.8)	(4.8)	355.2%

Minority interest	(16.5)	(1.1)	NA	(5.9)	(12.7)	-53.7%

Net income (Loss) for the period	18.8	2.2	NA	11.3	17.4	-35.3%

EBITDA[1]	50.2	21.0	139.1%	109.6	95.1	15.3%

Transener`s Consolidation Summary (AR$ millions)	4Q10	4Q09		2010	2009
Net Income (Loss) Transener	66.8	4.1		23.2	46.8
- 73.6% Minority Interests	(49.1)	(3.0)		-17.1	-34.5
- Other consolidation adjustments[2]	1.2	1.1		5.2	5.1
Net Income (Loss) Transmission Segment	18.8	2.2		11.3	17.4

     Net sales in connection with our transmission activities increased by 25.3% to AR$87.7 million for the fourth quarter of 2010 from AR$70.0 million for the same period of 2009. Net regulated sales increased 95.3% to AR$67.8 million for the fourth quarter of 2010, from AR$34.7 million for the same period of 2009, mostly due to the recognition of AR$30.9 million in the fourth quarter of 2010 resulting from the cost variation for the period from June 2005 to November 2010 according to the application of the Instrumental Agreements (entered into by Transener and Transba with the Secretariat of Energy and ENRE on December 21, 2010) in which the charges for connection, transport capacity, and operation and maintenance were re-determined for these periods (see section 2.4.1 for further detail). Royalties for the Fourth Line where almost level at AR$10.6 million for the fourth quarter of 2010 compared to AR$10.3 million for the same period of 2009. Other net revenues decreased to AR$9.2 million for the fourth quarter of 2010 from AR$25.0 million for the fourth quarter of 2009 mainly as a consequence of the decrease in revenues generated by constructions due to the finalization of the transformer station projects at Bahía Blanca and el Chocón.

     The cost of sales decreased by 28.4% to AR$38.4 million in the fourth quarter of 2010 compared to AR$53.7 million for the same period of 2009, mainly due to the decrease in the level of non-regulated activities mentioned above.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     Therefore, gross profit related to our transmission activities increased by 201.7% to AR$49.3 million for the fourth quarter of 2010 from AR$16.3 million for the same period of 2009, primarily due to the increase in net regulated sales as a result of the application of the Instrumental Agreements mentioned above. The gross margin related to our transmission activities increased by 140.9% to 56.2% over sales for the fourth quarter of 2010 compared to 23.3% over sales for the same period of 2009 mainly reflecting the increase in net regulated sales.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 25.6% to AR$13.4 million for the fourth quarter of 2010 from AR$10.7 million for the same period of 2009.

     Operating income increased by 518.2% to AR$36.0 million for the fourth quarter of 2010 from AR$5.8 million in the same period of 2009. The total operating margin increased to 41.1% over sales for the fourth quarter of 2010 from 8.3% over sales for the same period of 2009, in both cases reflecting the impact of the increase of net regulated sales from the application of the Instrumental Agreement in 2010.

     The consolidated EBITDA1 related to our transmission activities increased by 139.1% to AR$50.2 million for the fourth quarter of 2010 from AR$21.0 million in the same period of 2009, mainly explained by greater net regulated sales.

     Financial and holding results, net, represented a gain of AR$28.5 million for the fourth quarter of 2010 compared to a loss of AR$4.6 million for the same period of 2009. The results for the current quarter are primarily due to the gains generated by net interest income (AR$31.4 million) mainly generated by the recognition of AR$40.4 million of financial interests as a consequence of the Instrumental Agreements mentioned above that were partially offset by losses generated by net foreign exchange differences (AR$1.0 million), taxes and bank commissions (AR$0.9 million) and others. In the fourth quarter of 2009 our transmission segment recorded losses from our net interest expense (AR$7.6 million) that were partially offset by the gains from net foreign exchange differences (AR$1.9 million) and from the repurchase of Transener s own financial debt (AR$2.6 million).

     The transmission segment had other expenses, net of AR$6.1 million for the fourth quarter of 2010. Additionally, the transmission segment recorded a charge for income taxes of AR$23.1 million for the fourth quarter of 2010 and a charge for minority interest of AR$16.5 million.

     Finally, our transmission activities recorded a net gain of AR$18.8 million for the fourth quarter of 2010, compared to a net gain of AR$2.2 million for the same period of 2009.

 1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Distribution Segment

				Fiscal year ended on December 31 of:
Distribution Segment, Consolidated (AR$ million)	4Q10	4Q09	Change	2010	2009	Change
Sales revenue	521.7	499.6	4.4%	2,173.6	2,077.9	4.6%
Cost of sales	(453.7)	(391.3)	16.0%	(1,731.5)	(1,569.7)	10.3%
Gross profit	68.0	108.4	-37.3%	442.2	508.1	-13.0%
				-	-
Selling expenses	(54.5)	(41.6)	31.2%	(194.5)	(138.0)	41.0%
Administrative expenses	(57.0)	(39.8)	43.2%	(180.6)	(145.9)	23.8%
Goodwill amortization	(1.4)	(1.4)	-0.1%	(5.5)	(5.5)	0.0%
Operating income	(44.9)	25.6	NA	61.5	218.7	-71.9%

Financial and holding results:
Generated by assets	(6.6)	0.0	NA	(4.4)	43.7	NA
Generated by liabilities	(75.2)	(26.3)	185.7%	(201.0)	(174.2)	15.4%
Other income and expenses, net	5.0	(4.5)	NA	(9.8)	2.0	NA

(Loss) Gain before income tax and minority interest	(121.7)	(5.3)	NA	(153.7)	90.2	NA

Income tax	33.2	1.5	NA	25.3	(61.1)	NA

Minority interest	34.4	(2.3)	NA	35.9	(43.9)	NA

Net income (Loss) for the period	(54.1)	(6.0)	NA	(92.5)	(14.8)	NA

EBITDA[1]	10.5	76.4	-86.2%	268.9	418.5	-35.7%

Edenor`s Consolidation Summary (AR$ millions)	4Q10	4Q09		2010	2009
Net Income (Loss) Edenor	(70.9)	4.7		(74.0)	90.6
- 48.5% Minority Interests	34.4	(2.3)		35.9	(43.9)
- Loss Holding Company - EASA[2]	(12.1)	(5.4)		(46.7)	(55.9)
- Other consolidation adjustments[3]	(5.5)	(3.0)		(7.7)	(5.7)
Net Income (Loss) Distribution Segment	(54.1)	(6.0)		(92.5)	(14.8)

     Net sales in connection with our distribution activities increased by 4.4% to AR$521.7 million for the fourth quarter of 2010 compared to AR$499.6 million for the same period of 2009, mainly due to the volume of energy sold (increase of 7.3% between quarters) that was partially offset by an increase in the fines and penalties that deduct from net sales (to AR$38.3 million in 2010 from AR$18.5 million in 2009).

     Cost of sales increased by 16.0% to AR$453.7 million for the fourth quarter of 2010 compared to AR$391.3 million for the same period of 2009, mainly due to the increases in labor costs of AR$40.8 million (AR$100.4 million and AR$59.6 million for the fourth quarter of 2010 and 2009, respectively), corresponding to adjustments for social security charges and salary increases, and electricity purchases (that reflect the increase in the volume of electricity sold due to the increase in demand and the increase in electricity losses).

     Therefore, gross profit related to our distribution activities decreased by 37.3% to AR$68.0 million for the fourth quarter of 2010 compared to AR$108.4 million for the same period of 2009. The

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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gross margin related to our distribution activities decreased by 39.9% to 13.0% over sales for the fourth quarter of 2010 from 21.7% over sales for the same period of 2009. Both values reflect mainly the impact of wages increases and greater energy purchases between the periods reviewed.

     Selling expenses increased to AR$54.5 million for the fourth quarter of 2010 compared to AR$41.6 million for the same period of 2009, primarily due to higher salary and social security charges and other costs between periods reviewed (increases of AR$8.9 million and AR$9.2 million, respectively).

     Administrative expenses increased by 43.2% to AR$57.0 million for the fourth quarter of 2010 compared to AR$39.8 million for the same period of 2009 mainly due to higher salary and social security charges (AR$11.5 million increase).

     Therefore, we recorded an operating loss in our distribution activities of AR$44.9 million in the fourth quarter of 2010 compared to an operating income of AR$25.6 million in the same period of 2009.

     Consolidated EBITDA1 related to our distribution activities decreased by 86.2% to AR$10.5 million for the fourth quarter of 2010 from AR$76.4 million for the same period of 2009.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$81.8 million for the fourth quarter of 2010 compared to a loss of AR$26.3 million for the same period of 2009. The results for the current quarter are primarily due to losses related to net interest expenses (AR$35.7 million), losses related to net foreign exchange differences (AR$14.2 million), and losses generated by taxes and bank commissions (AR$3.8 million), losses generated by financial instrument holding results (AR$7.2 million) and others. In the same period of 2009, our holding segment recorded losses related to net interest expenses (AR$24.9 million), losses generated by financial instrument holding results (AR$14.6 million) and losses generated by taxes and bank commissions (AR$8.1 million), partially offset by gains related to net foreign exchange differences (AR$10.4 million) and other results generated by assets (AR$11.6 million).

     The distribution segment had other income, net of AR$5.0 million for the fourth quarter of 2010, compared with other expenses of AR$4.5 million in the same period of 2009. Additionally, we recorded a benefit for income taxes of AR$33.2 million in the fourth quarter of 2010 and a benefit for minority interests of AR$34.4 million.

     Finally, our distribution activities registered a net loss of AR$54.1 million for the fourth quarter of 2010, compared to a net loss of AR$6.0 million for the same period of 2009.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Holding and others Segment

				Fiscal year ended on December 31 of:
Holding Segment, Consolidated (AR$ million)	4Q10	4Q09	Change	2010	2009	Change
Sales revenue	0.4	0.6	-30.3%	0.9	15.1	-94.3%
Cost of sales	(0.2)	(0.0)	NA	(0.8)	(8.2)	-90.7%
Gross profit	0.1	0.5	-73.7%	0.1	6.9	-98.6%
				-	-
Selling expenses	(0.0)	(0.2)	-80.7%	(0.1)	(1.0)	-85.5%
Administrative expenses	(12.1)	(10.2)	19.2%	(36.0)	(48.0)	-25.0%
Goodwill amortization	-	-	0.0%	-	-	0.0%
Operating income	(12.0)	(9.8)	22.2%	(36.0)	(42.2)	-14.5%

Financial and holding results:
Generated by assets	54.3	15.1	260.5%	(22.9)	76.7	NA
Generated by liabilities	12.4	3.6	247.4%	47.4	151.7	-68.7%
Other income and expenses, net	(2.1)	(5.4)	-61.0%	2.5	(6.1)	NA

(Loss) Gain before income tax and minority interest	52.6	3.4	NA	(9.1)	180.1	NA

Income tax	0.8	(28.1)	NA	(14.4)	(25.8)	-44.3%

Minority interest	-	-	NA	-	-	NA

Net income (Loss) for the period	53.4	(24.7)	NA	(23.4)	154.2	-115.2%

EBITDA[1]	(9.7)	(7.4)	31.4%	(26.6)	(30.2)	-11.9%

     Net sales in connection with our holding and others segment decreased to AR$0.4 million for the fourth quarter of 2010 compared with AR$0.6 million for the same period of 2009. In 2010 these sales were mainly related to sales at our real estate business and in 2009 were related to administrative services provided to our operating subsidiaries by our holding and others segment.

     Cost of sales related to our holding and others segment for the quarters analyzed represents the cost of goods sold from our real estate activities that was approximately AR$0.2 million for the fourth quarter of 2010 compared to AR$22 thousand for the same period of 2009.

     Therefore, we recorded gross profit related to our holding and others segment of AR$0.1 million for the fourth quarter of 2010 compared to a gain of AR$0.5 million for the same period of 2009.

     Our selling expenses in relation to our holding and others segment amounted to AR$38 thousands for the fourth quarter of 2010 and represent expenses from our real estate activities. Administrative expenses amounted to AR$12.1 million for the fourth quarter of 2010 compared to AR$10.2 million for the same period of 2009.

     Operating losses related to our holding and others segment was AR$12.0 million for the fourth quarter of 2010 compared to operating losses of AR$9.8 million for the same period of 2009.

     Consolidated EBITDA1 related to our holding and others segment represented a loss of AR$9.7 million for the fourth quarter of 2010, mainly explained by sales of the segment that did not offset the related personnel cost and third parties expenses.

     Financial and holding results, net, related to our holding and others activities represented a gain of AR$66.7 million for the fourth quarter of 2010 compared to a gain of AR$18.6 million for the

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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same period of 2009. The results for the current quarter are primarily due to gains generated by net foreign exchange differences (AR$1.6 million), net interest expense (AR$3.3 million), other results generated by liabilities (AR$4.5 million) and by holding of financial assets (AR$57.5 million) that were partially offset by losses generated by taxes and bank commissions (AR$1.1 million). In the fourth quarter of 2009, our holding and others segment recorded gains generated by holding of financial assets of AR$16.3 million, for other gains generated by assets and liabilities for AR$13.4 million and recorded losses of AR$4.9 million generated by net foreign exchange differences.

     The holding and others segment recorded other expenses, net of AR$2.1 million for the fourth quarter of 2010. Also, the holding and others segment recorded an income tax benefit of AR$0.8 million for the fourth quarter of 2010.

     Finally, our holding and others segment registered a net gain of AR$53.4 million for the fourth quarter of 2010, compared to a net loss of AR$24.7 million for the same period of 2009.

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7. Comparison of Information by Segment

     Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

  Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación, Lago Escondido and investments in shares of other companies related to the electricity generation business.

  Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

  Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. ( EASA ).

  Holding and others, comprised by the Company s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results for the Fiscal Year Ended on December 31, 2010 (AR$)

Consolidated Results (as of December 31st, 2010)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Sales	2,399,083,844	291,040,193	2,173,644,000	808,012	-	4,864,576,049
Intra-segment sales	10,916,283	839,560	-	52,968	(9,459,431)	2,349,380
Total Sales	2,410,000,127	291,879,753	2,173,644,000	860,980	(9,459,431)	4,866,925,429
Cost of sales	(2,059,668,633)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,987,967,830)
Gross Income	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599
Administrative expenses	(112,114,152)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(366,835,721)
Selling expenses	(15,360,358)	-	(194,536,285)	(146,882)	-	(210,043,525)
Goodwill amortization	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)
Operating results	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260
Financial and holding results:
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)
Other income and expenses, net	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
(Loss) Gain before income tax and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
Minority interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)
Net income (Loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)

EBITDA[1]	289,931,037	109,617,687	268,924,236	(26,570,530)	(330,439)	641,571,991

Consolidated Assets & Liabilities (as of December 31st, 2010)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Total assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

[1] Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.2 | Consolidated Results for the Fiscal Year Ended on December 31, 2009 (AR$)

Consolidated Results (as of December 31st, 2009)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Sales	1,714,496,751	290,483,423	2,077,860,000	9,227,266	-	4,092,067,440
Intra-segment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433
Total Sales	1,723,264,837	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,093,439,873
Cost of sales	(1,395,586,397)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,192,146,239)
Gross Income	327,678,440	71,205,771	508,119,394	6,852,872	(12,562,843)	901,293,634
Administrative expenses	(82,752,522)	(37,503,814)	(145,898,008)	(48,007,888)	11,413,343	(302,748,889)
Selling expenses	(15,651,136)	-	(137,999,000)	(1,012,935)	-	(154,663,071)
Goodwill amortization	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)
Operating results	214,040,796	34,465,355	218,688,431	(42,167,951)	(1,149,500)	423,877,131
Financial and holding results:
Generated by assets	70,097,750	5,541,724	43,741,362	76,671,074	(15,771,540)	180,280,370
Generated by liabilities	(116,445,484)	(9,780,695)	(174,242,112)	151,650,399	16,921,040	(131,896,852)
Other income and expenses, net	(2,690,431)	4,737,915	2,044,000	(6,101,697)	-	(2,010,213)
(Loss) Gain before income tax and minority interest	165,002,631	34,964,299	90,231,681	180,051,825	-	470,250,436
Income tax	(68,458,621)	(4,792,909)	(61,143,001)	(25,807,941)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (Loss) for the year	57,912,788	17,421,469	(14,841,320)	154,243,884	-	214,736,821

EBITDA[1]	291,269,774	95,071,281	418,524,567	(30,168,384)	(1,149,500)	773,547,738

Consolidated Assets & Liabilities (as of December 31st, 2009)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Total assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.3 | Consolidated Results 4Q 2010 (AR$)

Consolidated Results (4Q 2010)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Sales	617,652,274	87,592,948	521,694,000	384,740	-	1,227,323,962
Intra-segment sales	5,385,026	89,000	-	-	(4,170,179)	1,303,847
Total Sales	623,037,300	87,681,948	521,694,000	384,740	(4,170,179)	1,228,627,809
Cost of sales	(527,558,345)	(38,421,609)	(453,717,125)	(245,393)	762,852	(1,019,179,620)
Gross Income	95,478,955	49,260,339	67,976,875	139,347	(3,407,327)	209,448,189
Administrative expenses	(28,669,025)	(13,428,893)	(56,978,386)	(12,125,730)	3,117,452	(108,084,582)
Selling expenses	(5,380,322)	-	(54,544,882)	(38,134)	-	(59,963,338)
Goodwill amortization	(3,809,876)	190,850	(1,383,620)	-	-	(5,002,646)
Operating results	57,619,732	36,022,296	(44,930,013)	(12,024,517)	(289,875)	36,397,623
Financial and holding results:
Generated by assets	1,951,346	37,004,736	(6,568,165)	54,270,894	(3,462,754)	83,196,057
Generated by liabilities	(26,264,334)	(8,483,015)	(75,240,000)	12,428,076	3,462,751	(94,096,522)
Other income and expenses, net	12,275,718	(6,057,716)	5,023,000	(2,105,874)	289,878	9,425,006
(Loss) Gain before income tax and minority interest	45,582,462	58,486,301	(121,715,178)	52,568,579	-	34,922,164
Income tax	(18,150,790)	(23,106,740)	33,211,062	819,902	-	(7,226,566)
Minority interest	(10,245,336)	(16,540,867)	34,374,674	-	-	7,588,471
Net income (Loss) for the year	17,186,336	18,838,694	(54,129,442)	53,388,481	-	35,284,069

EBITDA[1]	80,132,686	50,240,639	10,521,362	(9,687,875)	(289,875)	130,916,937

Consolidated Assets & Liabilities (4Q 2010)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Total assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.4 | Consolidated Results 4Q 2009 (AR$)

Consolidated Results (4Q 2009)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Sales	252,200,100	69,549,715	499,615,000	-	-	821,364,815
Intra-segment sales	3,368,086	445,330	-	552,014	(4,015,716)	349,714
Total Sales	255,568,186	69,995,045	499,615,000	552,014	(4,015,716)	821,714,529
Cost of sales	(212,084,727)	(53,668,929)	(391,261,032)	(22,380)	192,226	(656,844,842)
Gross Income	43,483,459	16,326,116	108,353,968	529,634	(3,823,490)	164,869,687
Administrative expenses	(25,441,709)	(10,690,130)	(39,797,008)	(10,171,884)	2,673,990	(83,426,741)
Selling expenses	(2,969,545)	-	(41,585,000)	(197,342)	-	(44,751,887)
Goodwill amortization	(3,809,083)	190,849	(1,384,361)	-	-	(5,002,595)
Operating results	11,263,122	5,826,835	25,587,599	(9,839,592)	(1,149,500)	31,688,464
Financial and holding results:	-	-	-	-	-	-
Generated by assets	(10,995,491)	(956,509)	8,362	15,052,491	1,142,084	4,250,937
Generated by liabilities	653,977	(3,616,564)	(26,337,112)	3,577,102	7,416	(25,715,181)
Other income and expenses, net	(2,524,139)	1,456,922	(4,541,000)	(5,397,929)	-	(11,006,146)
(Loss) Gain before income tax and minority interest	(1,602,531)	2,710,684	(5,282,151)	3,392,072	-	(781,926)
Income tax	(4,739,350)	561,875	1,508,758	(28,066,347)	-	(30,735,064)
Minority interest	(5,123,636)	(1,055,455)	(2,265,000)	-	-	(8,444,091)
Net income (Loss) for the year	(11,465,517)	2,217,104	(6,038,393)	(24,674,275)	-	(39,961,081)

EBITDA[1]	29,521,384	21,014,122	76,370,758	(7,375,075)	(1,149,500)	118,381,689

Consolidated Assets & Liabilities (as of December 31st, 2009)	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
Total assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Information about the Conference Call

     There will be a conference call to discuss Pampa s fourth quarter 2010 results on Monday, March 14th, 2011 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-444-2929 in Argentina, (1 877) 317-6776 in the United States or (1 412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	30
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.